Sumitomo Corporation

RECEIVED

2007 DEC 11 P 1:10

Rule 12g3-2(b) File No. 82-34680

December 4, 2007

07028617

By Federal Express

U.S. Securities and Exchange Commission

Office of International Corporate Finance
100 F Street, N.E.
Washington, D.C. 20549
U.S.A.

SUPPL

PROCESSED
DEC 17 2007
THOMSON
FINANCIAL

Re: File No. 82-34680/Sumitomo Corporation
Submission of Information Required Under Rule 12g3-2(b) of the Securities Exchange Act of 1934, as amended.

On behalf of Sumitomo Corporation (the "Company"), I am furnishing herewith the following information pursuant to Rule 12g3-2(b)(1)(iii) (the "Rule") under the Securities Exchange Act of 1934, as amended (the "Exchange Act").

Enclosed herewith please find the following document:

1. Press Release dated December 4, 2007 [English translation].

Sumitomo Corporation
1-8-11, Harumi Chuo-ku, Tokyo, 104-8610 Japan

This letter, together with the enclosure[s], shall not be deemed to be "filed" with the Commission or otherwise subject to the liabilities of Section 18 of the Exchange Act, nor shall the submission of this letter and the enclosed materials constitute an admission for any purpose that the Company is subject to the Exchange Act.

Kindly acknowledge receipt of this letter and the enclosures by stamping the enclosed copy of this letter and returning it to me via the enclosed pre-paid Federal Express envelope and label.

Very truly yours,

Koichi Takahata
Corporate Officer,
General Manager of the Investor Relations Dept.
Sumitomo Corporation

(Tel:81(3)-5166-3487, Fax: 81(3)-5166-6292).

December 4, 2007

Sumitomo Corporation
Susumu Kato, President and CEO
Securities code : 8053
[Tokyo Stock Exchange, 1st section]
Contact:Mitsuru Iba,
Corporate Communications Dept.
Tel.+81-3-5166-3089

Sumitomo Corporation Applied for Tender Offer for THE SEIYU Shares

Sumitomo Corporation (SC) announced today that it applied for the tender offer by Wyoming Holding GmbH (Wyoming Holding), indirectly 100% owned subsidiary of Wal-Mart Stores Inc. (Wal-Mart), for THE SEIYU, LTD. (Seiyu) shares. Details are as follows.

1. Reasons for Applying for Tender Offer

   SC invested in Seiyu initially in 2000, and additionally in 2002 with Wyoming Holding. In 2005 Wyoming Holding purchased majority shares of Seiyu by making additional investment, and started to consolidate Seiyu as a subsidiary.

   Since then, SC, as a second largest shareholder, has been assisting Seiyu to implement corporate reform led by Wal-Mart and expanding business with Seiyu.

   Having carefully reviewed the tender offer, SC resolved to apply for it as SC believes that will assist the development of Seiyu.

2. Seiyu Profile

(1)	Company name	:	THE SEIYU, LTD.
(2)	Head office	:	1-1 Higashi-ikebukuro 3-chome, Toshima-ku, Tokyo
(3)	Established	:	April 19, 1963
(4)	Representative	:	Edward James Kolodzieski
(5)	Main business	:	Operation of retail chain stores selling apparel, general merchandise, food and other services

(6) Financial results :

(100 million yen.)

	FY ended Dec. 31, 2004	FY ended Dec. 31, 2005	FY ended Dec. 31, 2006
Sales	10,315	9,971	9,608
Ordinary profit (loss)	5	(61)	(26)
Net loss	(123)	(177)	(558)

3. Wyoming Holding Profile

(1) Company name : Wyoming Holding GmbH

(2) Head office : Bachstrasse 56, 8200 Schaffhausen, Switzerland

(3) Established : April 20, 2002

(4) Main business : Holding company

4. Number of Shares that be Applied for

- Number of shares SC held before acceptance 59,305,000 6.37%
- Number of shares SC applied 59,305,000 6.37%
- Number of shares SC will hold after acceptance 0

5. Future Outlook

SC will keep the existing business relationship with Seiyu and Wal-Mart, even after SC cease to be a shareholder of Seiyu.

This transaction would have no material impact on SC's earnings forecast in the consolidated basis.

END